October 16, 2012

JoEllen L. Legg, Esq.
ALPS Series Trust
1290 Broadway, Suite 1100
Denver, CO   80203

Re: ALPS Series Trust
         File Numbers: 333-183945 and 811-22747

Dear Ms. Legg:

        We have reviewed the registration statement on Form N-1A of ALPS Series Trust (the "Trust") filed on September 17, 2012, under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust has one new series, the Cognios Market Neutral Large Cap Fund (the "Fund").

        Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

        1. We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

        2. Please supply the undersigned with copies of any exemptive applications or no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

        3. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

        4. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus

SUMMARY SECTION

Fees and Expenses of the Fund, Page 3

5. Please confirm that there will be no "Acquired Fund Fees and Expenses." Also, please confirm that such expenses are not excluded from the fee waiver.

6. Since there are no shareholder service fees, delete this caption from the fee table. Instruction 3(c)(iii) to Item 2 of Form N-1A, allows "no more than three subcaptions that identify the largest expense or expenses comprising 'Other Expenses' but must include a total of all "Other Expenses." If you still wish to include a separate subcaption for "Dividend Expense, Borrowing Cost and Brokerage Expenses on Securities Sold Short", you should include the total in "Other Expenses" line *preceding* the subcaption and indent the subcaption to signal that the short sales amount is but a component of "Other Expenses". In the alternative, you may include the short sales component in a parenthetical as permitted by Instruction 3(c)(iii).   The "Other Fund Expenses" subcaption should be deleted because it is unnecessary and confusing. The reference to footnote 1 should be moved to "Other Expenses."

Principal Investment Strategies of the Fund, Pages 5-6

7. Please explain in the response letter to these comments: (a) whether the Fund intends to include short positions in the 80% minimum for Rule 35d-1 purposes, and (b) if so, your justification for doing so.

8. In the first sentence of the fourth paragraph of this section -- "by sizing the short positions are based on the relative *Betas* of …" – shouldn't the word "are" be deleted?

9.   In the fourth sentence of this same paragraph, the term "Alpha" is introduced without being explained. Please try to clarify this paragraph so that it is understandable to the ordinary investor.

10. The sixth paragraph discloses that the "Fund may use borrowings or other leverage for investment purposes." Please provide examples of such "other leverage." In addition, please confirm that no borrowings or leverage expense is expected in the first year that has *not* been reflected in the fee table.

11. Is the ROTA/ROME strategy used only for stocks that comprise the S&P 500 Index, large cap stocks, or the entire portfolio?

Principal Risks of the Fund, Pages 7-8

12. The absence of any discussion of the risks of fixed income securities, including "high yield" securities or "junk bonds" or of derivatives, options, futures, and swaps implies that Fund does not invest in such instruments as a principal strategy. Please confirm in your response letter that this is the case.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

What are the Fund's Principal Investment Strategies? Page 11

13. This section duplicates the disclosure that is already contained in the Summary Section. According to Form N-1A, the disclosure pursuant to Item 4(a) should be a summary of the disclosure pursuant to Item 9(b). Please revise the disclosure, as appropriate.

SHARE TRANSACTIONS

Frequent Purchases and Sales of Fund Shares, Pages 24-25

14. Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with *specificity.* (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc.. Revise the disclosure, as appropriate.

Statement of Additional Information

ADDITIONAL INVESTMENT ACTIVITIES AND RISKS, Pages 3 to 32

15. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

16. Given the description of the Fund in the prospectus, certain investments and activities described here, such as credit default swaps and currency transactions, do not seem pertinent to this Fund at all. Revise the disclosure here or in the prospectus, as appropriate.

INVESTMENT LIMITATIONS, Page 32
Fundamental and Non-Fundamental Investment Restrictions

17. The first fundamental restriction excludes from the Fund's industry concentration policy "an industry or group of industries to the extent such issuers and amounts are identified by the objective quantitative ROTA/ROME model."   Given the fact that the ROTA/ROME model is the Adviser's proprietary investment strategy, this exception provides the Fund with an impermissible freedom of action. Please note that the concentration policy may not give the Fund the freedom of action to concentrate in a particular industry.   Freedom of action to concentrate (or not concentrate) in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act.

TRUSTEES AND OFFICERS, Page 42

18.   The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

*   *   *

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

> the Trust and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours

John Grzeskiewicz
Senior Counsel